Exhibit 99.1

News Release #20/2012
2012-04-25

Baja Mining Provides Update on Cost Controls, Funding Search, Executive Change and Governance Advisor

Vancouver, April 25, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today provided an update on its cost control initiatives, the development of a funding plan, an executive change and a new governance advisor.

“We are responding quickly and effectively to control costs, finance projected cost overruns and improve management,” said Baja’s President and CEO John Greenslade. “Our objective is to continue to advance our Boleo Project so that copper production begins on schedule in the first half of 2013.”

Cost controls

Baja is taking action at its corporate office in Vancouver and at the Boleo project site in Mexico to effect more stringent cost controls. Baja is actively taking steps to conserve cash and manage the Company’s short-term cash flow.

As part of its effort to defer or reduce costs, Baja is reviewing alternatives for deferring some or all of the non-copper producing circuits at the Boleo Project to allow cost deferral and a focus on higher valued copper production. Baja is also reviewing all key roles in the company and will restructure as required.

All engineering, procurement and construction management activities are being centralized at the project site from Mexico City, including all project controls personnel. A third party engineering firm is being retained to critically review project management practices and systems. As further changes are made and additional controls are introduced, Baja will provide updates to shareholders.

Funding

Following Baja’s announcement of projected cost overruns on April 23, 2012, Baja received a number of offers from investment bankers to assist with financings. Baja’s funding objective remains to minimize dilution to shareholders.

As part of Baja’s review of funding alternatives for the Boleo Project, Baja’s senior management team is in discussions and meeting with lenders and lender representatives in North America this week and will travel to Korea next week to meet with the Korean syndicate of industrial companies that owns a 30 percent interest in the Boleo project.

Executive Changes

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Dennis Bailey has been promoted to Vice President Construction and Development effective immediately. Mr. Bailey replaces Mike Shaw, who has resigned with immediate effect. Mr. Bailey takes over responsibility for engineering, construction, procurement and project management of the Boleo Project and its major contractors, including the construction schedule and budget.

Mr. Bailey was formerly Project Manager, a role he took on upon joining Baja in December 2010. Prior to Baja, Mr. Bailey was Director of Engineering Services for Golden Colorado-based Golden Minerals Company (formerly Apex Silver Mines Corporation) and its subsidiary Minera San Cristobal, where he was the Project Coordination Manager responsible for the completion of the engineering, procurement and construction phases of the San Cristobal mine in Bolivia. He was also responsible for the integration and coordination between the construction team, contractors and commissioning and operations groups. Mr. Bailey has also previously held senior positions with SNC Lavalin America and Newmont Mining. Mr. Bailey holds an MBA from the University of Colorado at Denver and a Bachelor of Science –Mechanical Engineering Technology from the Metropolitan State College, Denver.

Mr. Bailey will work closely with Chief Operating Officer Adam Wright and Vice President Operations Charles Hennessey, to control Project costs and improve management of the construction project from here to completion. The executive change, combined with the new third party reviews, will result in a much stronger control of Project and contractor costs, and be a key factor in achieving first copper production on schedule in the first half of 2013 and in-line with the revised budget.

Special Advisor to the Board

Baja has engaged Jonathan Drance, a senior partner in Stikeman Elliott LLP’s Vancouver office, as a special advisor to the Board to ensure the Company’s governance practices remain effective through this critical transition period.

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

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For further information please contact Investor Relations at 604-685-2323 or via email info@bajamining.com.

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM

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Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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